

Zao Wou-Ki (1921–2013)



Zao Wou-Ki's masterful abstractions secured the artist's legacy as the preeminent Chinese painter of the Post-War era.

INVESTMENT THESIS

Historical Price Appreciation of Similar Works

19.5%

Not intended to indicate past or expected performance of any security. Investing involves risk and investors must be prepared to hold their investment for an extended period.

Similar Sales



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$5.0m
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24

Initial Offering

$10,712,000

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant +38 years
2020 Auction Sales	significant $158,129,017
Repeat Sales	view

2% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

- On offer is a 1969 painting from Chinese-French artist Zao Wou-Ki's desirable "Hurricane Period." Together with his peers Wu Guanzhong and Chu Teh-Chun, Zao Wou Ki has informally been deemed one of the "Three Musketeers of Chinese Modernism."
- The artist's top ten auction sales have been achieved since January 1, 2017, led by *Juin-Octobre 1985* (1985), which sold in September 2018 for $65,204,488. Six of the artist's top ten auction sales are also from the "Hurricane Period."
- A work entitled *29/01/64*, which shares a palette and composition like that of Masterworks' painting but is larger in size, holds the record as the most expensive work from the "Hurricane Period" at $25,794,680 in November 2017.
- Although there are no guarantees, similar works have shown attractive historical price appreciation at auction of 19.5% annualized from 1989 to 2021.
- The Painting was previously sold twice at auction. The first time it sold in October 2003 for $570,703, and subsequently in November 2009 for $2,685,780 – resulting in a price appreciation of 28.6% annualized between the two sales.
- Zao's painting career accelerated in the 1960s. In 1968, Zao's work was exhibited alongside Western masters including Picasso as part of the traveling exhibition, "Painting in France 1900-1967", which brought his work to major American museums including the National Gallery of Art in Washington, DC, the Metropolitan Museum of Art in New York, and the Boston Museum of Fine Arts.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales
$158,129,017

2020 Number of Lots Sold
373

ZAO WOU-KI

B. 1921, CHINA–D. 2013, SWITZERLAND



$10,712,000

INITIAL OFFERING

19.5%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Oil on canvas | 58 × 38 in. (146 × 97 cm.)

Zao Wou-Ki's masterful abstractions secured the artist's legacy as the preeminent Chinese painter of the Post-War era.

The Painting is an excellent medium to large format example from the artist's "Hurricane Period," named for the swirling calligraphy-inspired style of abstraction that emerged in Zao Wou-Ki's work from 1959 to 1972. The artist notes in his autobiography, that he "wanted to paint the unseen, the breath of life, the wind, movement and lifeforms, the birth of colors and their fusion." The intention to abstractly portray nature and balance resulted in an atmospheric quality evident in works of the "Hurricane Period." The Painting exemplifies Zao's synthesis of Eastern and Western traditions and features a central column of calligraphic black brushstrokes against washes of burnt umber, white and raw sienna in the background. As of December 1, 2021, a work entitled *29/01/64*, which shares the Painting's warm palette and composition but is larger in size, holds the record as the most expensive work from the "Hurricane Period" to have sold at auction. Works from the "Hurricane Period" rank among Zao Wou-Ki's most desirable paintings, and as of December 1, 2021, account for six of the artist's top ten auction records, led by: the aforementioned *29/01/64* which sold for HKD202,600,000 ($25,794,680) on November 25, 2017 at Christie's, Hong Kong, *14/12/59* which sold for HKD176,725,368 ($22,525,368) on May 18, 2018 at Christie's, Hong Kong and *13.02.62* which sold for HKD162,926,000 ($20,967,761) on April 18, 2021 at Sotheby's, Hong Kong. The Painting previously sold twice at auction on October 5, 2003 for TWD19,261,000 ($570,703) at Ravenel in Taipei, and subsequently, on November 29, 2009 for HKD20,820,000 ($2,685,780) at Christie's in Hong Kong, which resulted in an annualized price appreciation of 28.6% between the two sales.

Zao Wou-Ki, like many of his Western contemporaries, became immersed in abstraction during the 1950s, however, the artist's approach was distinct in that he found many influences for his abstractions in Traditional Chinese painting. In 1959, the Kootz Gallery in New York City became the first to hold a solo exhibition of the artist's abstract canvases in the United States and established his presence in

AS OF DECEMBER 1, 2021, ALL OF THE ARTIST'S TOP TEN AUCTION RECORDS HAVE BEEN ACHIEVED SINCE JANUARY 1, 2017, LED BY *JUIN-OCTOBRE 1985* (1985), WHICH SOLD ON SEPTEMBER 30, 2018 FOR HK$510,371,000 (US$65,204,488), FOLLOWED BY *04/01/79* (1979), WHICH SOLD ON DECEMBER 2, 2020 FOR CN¥174,800,000 (US$26,762,229), AND *29/01/64* (1964), WHICH SOLD ON NOVEMBER 25, 2017 FOR HK$202,600,000 (US$25,944,956).

the Post-War movement alongside other painters it represented, such as Pierre Soulages, Hans Hoffmann and Robert Motherwell. Over the next decade, Zao's career continued to advance. In 1968, Zao was featured in the exhibition, "Painting in France 1900-1967," which brought his work to major American museums including the National Gallery of Art in Washington, DC, the Metropolitan Museum of Art in New York, and the Boston Museum of Fine Arts. Though he had spent a significant portion of his professional career in Europe, Zao Wou-Ki was a leading artistic figure in both the East and West. In his lifetime, Zao was granted numerous exhibitions and retrospectives, including at the Grand Palais and the Bibliothèque Nationale de France in Paris, the Taipei Fine Arts Museum, the Hong Kong Museum of Art and the National Art Museum of China in Beijing, among others. As of December 1, 2021, all of the artist's top ten auction records have been achieved since January 1, 2017, led by *Juin-Octobre 1985* (1985), which sold on September 30, 2018 for HK$510,371,000 (US$65,204,488), followed by *04/01/79* (1979), which sold on December 2, 2020 for CN¥174,800,000 (US$26,762,229), and *29/01/64* (1964), which sold on November 25, 2017 for HK$202,600,000 (US$25,944,956).

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$14M
$10.5M
$7M
$3.5M
1988
1991
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2003
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2008
2011
2013
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2018
2021

Zao Wou-Ki (b. 1921, Beijing, China - d. 2013, Nyon, Switzerland) was born as T'chao Wou-ki to the T'chao family and raised in Nantung, a town north of Shanghai in the Jiangsu province of China. At the age of fifteen, Zao was accepted to the prestigious Hangzhou National College of Art, now known as the China Academy of Art, where he would spend the following six years learning both Chinese and Western painting techniques. This was a formative time for the artist, who together with his academy peers Wu Guanzhong and Zhu Dequn (Chu Teh-Chun) have been informally called the "Three Musketeers of Chinese Modernism." In 1948, not long before the Communist takeover of China, Zao permanently relocated to France and was eventually granted citizenship in 1964. Once in Paris, Zao settled in Montparnasse near the home of Alberto Giacometti, and developed a diverse network of friends, including fellow artists Pierre Soulages, Joan Mitchell and Sam Francis, among others.





ZAO WOU-KI,



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The art transaction data is not intended to indicate past or expected performance of any security. The set of similar sales comprise paintings by Zao Wou-Ki with the following criteria: vertically oriented paintings featuring a with a column of calligraphic brushwork along the central axis, measuring between 40 by 30 inches and 65 by 65 inches, with palettes of red, orange, yellow or reddish browns, excluding works with purely neutral palettes. Where the buyer's premium was unavailable due to incomplete data, the following buyer's premiums were applied: 12% applied to *19/7/63* (1963) which sold on June 6, 2010 at Ravenel in Taipei. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 19.5% CAGR implied from selected sales occurring from October 4, 1989 to May 24, 2021.

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